UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported) June 25, 2018

GGP INC.

(Exact name of registrant as specified in its charter)

Delaware	1-34948	27-2963337
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

350 N. Orleans St., Suite 300, Chicago, IL 60654

(Address of principal executive offices) (Zip Code)

(312) 960-5000

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company    ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.    ☐

Item 1.01	Entry into a Material Definitive Agreement

On June 25, 2018, each of GGP Inc. (“GGP”), Brookfield Property Partners L.P., a Bermuda limited partnership (“BPY”) and Goldfinch Merger Sub Corp., a Delaware corporation and an indirect, wholly owned subsidiary of BPY (“Acquisition Sub”), entered into an Amendment to Agreement and Plan of Merger (the “Merger Agreement Amendment”), which amends the previously announced Agreement and Plan of Merger (as amended, the “Merger Agreement”), dated March 26, 2018, by and among BPY, Acquisition Sub and GGP, to provide, among other things, for: (i) the declaration of and record date for the Pre-Closing Dividend (as defined in the Merger Agreement) to occur on the first business day following the receipt of the Requisite Stockholder Approvals (as defined in the Merger Agreement) (as opposed to the date of the amendment to, and restatement of, the GGP charter contemplated by the Merger Agreement (the “Charter Amendment”), as had previously been provided); (ii) the Class B Exchange (as defined below) to occur prior to the declaration of the Pre-Closing Dividend (as opposed to on the date of the Charter Amendment, as had previously been provided), and for the Class B Exchange to consist of the exchange of shares of GGP’s common stock, par value $0.01 per share (the “Common Stock”), held by certain affiliates of BPY that have entered into a voting agreement with GGP to, among other things, vote in favor of the adoption of the Merger Agreement (the “Voting Parties”) for shares of a new series of preferred stock, par value $0.01 per share, of GGP (the “Series B Preferred Stock”) designated by GGP by its filing with the Secretary of State of the State of Delaware a certificate of designations (the “Series B Designations”) (as opposed to shares of Class B Stock following the Charter Amendment, as had previously been provided) and (iii) setting forth the terms of the Series B Designations and the Charter Amendment. A copy of the Merger Agreement Amendment is filed as Exhibit 2.2 to this Current Report on Form 8-K. Other than as expressly modified pursuant to the Merger Agreement Amendment, the Merger Agreement in its original form, which is filed as Exhibit 2.1 to this Current Report on Form 8-K, remains in full force and effect as originally executed on March 26, 2018.

Under the terms of the Merger Agreement Amendment, GGP will, on the first business day following receipt of the Requisite Stockholder Approvals, file the Series B Designations with the Secretary of State of the State of Delaware, authorizing the issuance of the Series B Preferred Stock. Following the filing of the Series B Designations, shares of Common Stock held by the Voting Parties will then be exchanged for newly issued shares of Series B Preferred Stock (the “Class B Exchange”) on the terms and subject to the conditions set forth in the Class B Stock Exchange Agreement among GGP and the Voting Parties (as amended and restated on June 25, 2018 in connection with the Merger Agreement Amendment, the “Class B Exchange Agreement”). At the effective time of the Class B Exchange, each share of Common Stock held by subsidiaries of GGP will also be exchanged for one (1) share of Series B Preferred Stock. A copy of the Class B Exchange Agreement is filed as Exhibit 2.3 to this Current Report on Form 8-K.

Following the Class B Exchange, GGP will declare the Pre-Closing Dividend payable to the remaining holders of Common Stock other than the Voting Parties, not including holders of restricted Common Stock but including certain holders of GGP options, as of the record date of the Pre-Closing Dividend, consisting of either cash or Class A Stock (as defined below), at the election of such holders of Common Stock (with holders of in-the-money GGP options being deemed to have elected cash) and subject to proration, with a payment date of the effective date of the Charter Amendment. Holders of Common Stock other than the Voting Parties who elect to receive the Pre-Closing Dividend in the form of Class A Stock will continue to also have the option to exchange all, but not less than all, of the shares of Class A Stock that such holder receives or is entitled to receive as the Pre-Closing Dividend for the limited partnership units of BPY (“BPY Common Units”) in the BPY Common Units Exchange (as defined below).

GGP will later effect: (i) the Charter Amendment in order to, among other things, authorize the issuance of class A stock, par value $0.01 per share (the “Class A Stock”), class B-1 stock, par value $0.01 per share (the “Class B-1 Stock”), and class C stock, par value $0.01 per share (the “Class C Stock”), respectively, provide the terms governing the rights of holders of class B stock, par value $0.01 per share, following the Charter Amendment (the “Class B Stock”) and change its name to Brookfield Property REIT Inc. (“BPR”); (ii) the amendment to, and restatement of, the GGP bylaws contemplated by the Merger Agreement (the “Bylaws Amendment”); and (iii) the Partnership Agreement Amendment and Restatement (as defined in the Merger Agreement).

Following the Charter Amendment, shares of Series B Preferred Stock will remain outstanding and will cease to be governed by the terms of the Series B Designations, and the Series B Designations will be of no further effect. The Series B Preferred Stock will thereafter be referred to as the Class B Stock and will instead have solely the rights, powers, preferences and other terms given to the Class B Stock in the Charter Amendment.

Also following the completion of the Charter Amendment, the Requested Transactions (as defined in the Merger Agreement) and the payment date for the Pre-Closing Dividend, Acquisition Sub will merge with and into GGP (the “Merger”), with GGP surviving the Merger as an indirect subsidiary of BPY.

Immediately following the effective time of the Merger (the “Merger Effective Time”), BPY or an affiliate of BPY will exchange shares of Class A Stock distributed in the Pre-Closing Dividend and held by any holders of Common Stock other than the Voting Parties who had made an election to receive BPY Common Units for an equal number of BPY Common Units (the “BPY Common Units Exchange”). Each share of Class A Stock that BPY or its affiliate receives or is entitled to receive pursuant to the BPY Common Units Exchange will automatically convert into Class B-1 Stock (rather than Class B Stock, as had previously been provided) at a ratio equal to the per share fair market value of Class A Stock so exchanged divided by the per share liquidation amount of Class B Stock. Each share of Class B-1 Stock shall have terms (including the same powers, preferences and relative, participating, optional and other special rights, and qualifications, limitations and restrictions) identical to the terms of a share of Class B Stock.

The Merger Agreement Amendment also provides that the Per Share Merger Consideration (as defined in the Merger Agreement, as amended) will be based on the outstanding number of shares of Common Stock immediately prior to the Merger Effective Time (which excludes shares of restricted Common Stock but includes shares of Common Stock deemed issued in respect of in-the-money GGP options) (the “Merger Share Number”), as opposed to such outstanding number of shares of Common Stock as of the record date for the Pre-Closing Dividend, as had previously been provided. In addition, each share of Common Stock of Acquisition Sub (“Acquisition Sub Common Stock”) that is outstanding immediately prior to the Merger Effective Time will be converted into a number of shares of Class C Stock equivalent to the Merger Share Number divided by the number of shares of Acquisition Sub Common Stock outstanding immediately prior to the Merger Effective Time (rounded to the nearest whole share).

Following the consummation of the Merger and the other transactions contemplated by the Merger Agreement (collectively, the “Transactions”), it is expected that the Common Stock and GGP’s existing Series A Preferred Stock, par value $0.01 per share, will be deregistered under the Securities Exchange Act of 1934, as amended, and delisted from the NYSE.

This summary of the Merger Agreement in its original form, the Merger Agreement Amendment and the Class B Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to, respectively, the Merger Agreement in its original form filed as Exhibit 2.1 to this Current Report on Form 8-K, the Merger Agreement Amendment filed as Exhibit 2.2 to this Current Report on Form 8-K and the Class B Exchange Agreement filed as Exhibit 2.3 to this Current Report on Form 8-K, which are incorporated herein by reference.

On July 26, 2018, the holders of record of Common Stock of GGP as of June 22, 2018 will be asked to vote on the adoption of the Merger Agreement, the approval of the Charter Amendment, the approval of the Bylaws Amendment and the approval of compensation that may become payable to the GGP named executive officers in connection with the Transactions at a special meeting of the holders of Common Stock of GGP.

Additional Information and Where to Find It

This communication is being made in respect of the proposed transaction contemplated by the Agreement and Plan of Merger, dated as of March 26, 2018, as amended on June 25, 2018, among BPY, Acquisition Sub and GGP. This communication may be deemed to be solicitation material in respect of the proposed transaction involving BPY and GGP. In connection with the proposed transaction BPY filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (File No.: 333-224594) that includes a prospectus of BPY (the “BPY prospectus”), and GGP filed with the SEC a registration statement on Form S-4 (File No.: 333-224593) that includes a proxy statement/prospectus of GGP (the “GGP proxy statement/prospectus”). The parties also filed a Rule 13E-3 transaction statement on Schedule 13E-3. The registration statements filed by BPY and GGP were declared effective by the SEC on June 26, 2018 and, on or about June 27, 2018, GGP commenced mailing of the GGP proxy statement/prospectus in definitive form to its stockholders of record as of the close of business on

June 22, 2018. Each of BPY and GGP may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for the BPY prospectus, the GGP proxy statement/prospectus, the registration statements or any other document which BPY or GGP may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE ABOVE-REFERENCED AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT BPY, GGP, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders may obtain free copies of the above-referenced and other documents filed with the SEC by BPY and GGP, when available, through the SEC’s website at http://www.sec.gov. In addition, investors may obtain free copies of the above-referenced and other documents filed with the SEC by BPY, when available, by contacting BPY Investor Relations at bpy.enquiries@brookfield.com or +1 (855) 212-8243 or at BPY’s website at http://bpy.brookfield.com, and are able to obtain free copies of the above-referenced and other documents filed with the SEC by GGP, when available, by contacting GGP Investor Relations at (312) 960-5000 or at GGP’s website at http://www.ggp.com.

Non-solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in Solicitation

BPY, GGP and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from GGP stockholders in respect of the proposed transaction that is described in the BPY prospectus and the GGP proxy statement/prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies from GGP stockholders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the BPY prospectus and the GGP proxy statement/prospectus. You may also obtain the documents that BPY and GGP file electronically free of charge from the SEC’s website at http://www.sec.gov. Information regarding BPY’s directors and executive officers is contained in BPY’s 2017 Annual Report on Form 20-F filed with the SEC on March 9, 2018. Information regarding GGP’s directors and executive officers is contained in GGP’s 2017 Annual Report on Form 10-K filed with the SEC on February 22, 2018 and its 2018 Annual Proxy Statement on Schedule 14A filed with the SEC on April 27, 2018.

Forward-Looking Statements

This communication contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of applicable U.S. securities laws, including the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature or depend upon or refer to future events or conditions, include statements regarding the expected timing, completion and effects of the proposed transaction, our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” “likely,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the occurrence of any event, change or other circumstance that could affect the proposed transaction on the anticipated terms and timing, including the risk that the proposed transaction may not be consummated; risks related to BPY’s ability to integrate GGP’s business into its own and the ability of the combined company to attain expected benefits therefrom; risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate other acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of March 26, 2018, by and among Brookfield Property Partners L.P., Goldfinch Merger Sub Corp. and GGP Inc. (incorporated by reference to Exhibit 2.1 to GGP Inc.’s Current Report on Form 8-K, filed on March 27, 2018).

2.2	Amendment to Agreement and Plan of Merger, dated as of June 25, 2018, by and among Brookfield Property Partners L.P., Goldfinch Merger Sub Corp. and GGP Inc. (incorporated by reference to Exhibit 2.2 to Amendment No. 2 to GGP Inc.’s Registration Statement on Form S-4 (No. 333-224593) filed on June 25, 2018).

2.3	Amended and Restated Class B Stock Exchange Agreement, dated as of June 25, 2018, by and among GGP Inc. and the parties listed on Exhibit A thereto (incorporated by reference to Exhibit 10.2 to Amendment No. 2 to GGP Inc.’s Registration Statement on Form S-4 (No. 333-224593) filed on June 25, 2018).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GGP INC.

By:	/s/ Stacie L. Herron
Stacie L. Herron Vice President and Secretary

Date: June 28, 2018